15045682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 25 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitehall Capital Market, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, 46th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Page (646) 267-2436
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

tg 2/26/15

2/27/15

OATH OR AFFIRMATION

I, Timothy Page, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Whitehall Capital Markets LLC. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director
Title

Notary Public

RAYMOND A. JAIPAUL
Notary Public, State of New York
Qualified in Queens County
No. 01JA6208962
My Commission Expires July 13, 2017

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income (Loss).
[ ] Statement of Changes in Financial Condition.
[ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital.
[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ] Information Relating to the Possession or Control Requirements Rule 15c3-3
[ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEHALL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

WHITEHALL CAPITAL MARKETS LLC

CONTENTS

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Whitehall Capital Markets LLC

We have audited the accompanying statement of financial condition of Whitehall Capital Markets LLC as of December 31, 2014. This financial statement is the responsibility of Whitehall Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Whitehall Capital Markets LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 11, 2015

WHITEHALL CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014		
ASSETS		
Cash	$	56,634
Accounts receivable		625,000
Prepaid expense and other assets		3,994
Prepaid administration costs		1,826,159
	$	2,511,787
LIABILITIES AND MEMBER'S EQUITY		
Account payable	$	6,101
Member's equity		2,505,686
	$	2,511,787

See accompanying notes to financial statements.

WHITEHALL CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Whitehall Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 12, 2011. The Company is a wholly-owned subsidiary of Whitehall & Company LLC (the "Member"). The Company's operations consist primarily of earning fee income by providing investment banking services associated with Mergers & Acquisitions, Advisory Assignments, Debt Placement, and Equity Placement.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Membership in FINRA was granted December 12, 2012, the commencement date of the Company's operations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients. No allowance for doubtful accounts was required at December, 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue derived from investment banking services are recorded as earned, conditional upon certain closing requirements as stipulated in the individual contract agreements.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2014, the Company's net capital was $50,533, which was $45,533 in excess of its minimum requirement of $5,000.

3. Concentrations of credit risk

During the year ended December 31, 2014, 78% of the Company's revenue was from two (2) customers.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company has entered into an Expense Sharing Agreement with its sole Member, Whitehall & Company LLC, for office and administrative services provided by the Member. This automatically renewable one year agreement provides for a monthly expense allocation of $3,047 which is accounted for partly as an additional capital contribution by the Member and partly as a payment against prepaid administration costs.

In addition, the Member paid $17,183 of accounting and audit fees on behalf of the Company. In lieu of repayment, the Member applied the amount to Member contributions.

As of December 31, 2014, the Company had prepaid administration costs of $1,826,159 to Whitehall & Company LLC under the expense sharing agreement.

Subsequent to year end, a new expense sharing agreement ("ESA") has been executed, effective from January 1, 2015 between the Company and the Member. The new monthly expense allocation will be $61,875 and will be accounted for as payment against the prepaid administration costs.